Exhibit 4.7

English Translation

ReneSola Zhejiang Ltd.

Employment Contract

In accordance with the Labor Law of the People’s Republic of China, the Labor Contract Law of the People’s Republic of China and the relevant laws and regulations, and based on the principles of freedom and equality, this Contract is made and entered into by and between the following parties after friendly consultation on                                   in Jiashan County, Jiaxing City, Zhejiang Province, China:

Party A:	ReneSola Zhejiang Ltd. (the “Company”)

Address:	No. 8 Baoqun Road, Yaozhuang Town Industrial Park, Jiashan County, Jiaxing City, Zhejiang Province

Legal Representative:	Li Xianshou

Party B:

ID Card No.:

Nationality:

Educational Level:

Legal Address:

1.	Term of the Contract

The term of this Contract is from                     to                        , including the probation period from                                          to                      .

2.	Conditions for Employment

During the probation period, Party A shall assess Party B’s work performance in accordance with the following criteria. If, upon completion of the probation period, Party B meets the relevant criteria below, he will formally become a contract staff of Party A:

1. Party B shall observe disciplines and laws, comply with the Staff Code and all rules and regulations of Party A, take the interests of the whole into account and maintain the interest of Party A as a whole. Party B shall accept the job assignment and designation by Party A, keep Party A’s trade secrets in confidence and maintain Party A’s office equipment and information in good condition.

2. Party B shall fully devote himself to work and have the professional knowledge and skills, business management standard, organization and implementation ability, and enterprising and pragmatic spirit which make him competent at this job. Party B shall also try his very best to complete all tasks requested by this job.

3. Party B shall honestly disclose any personal information reasonably required by Party A, including without limitation, health condition, disease history, identity, educational background and working experience. Party B shall meet all necessary conditions in relation to his work, such as physical health condition.

3.	Job Position, Location and Responsibilities

3.1 Party B will be employed in the position of ________ (see “Offer Letter”) and is expected to work at                                  (see “Offer Letter”).

Party B agrees that Party A may adjust the job position of Party B, his scope of work and the salary and other matters in relation to his job position according to the needs of Party A and the ability and work performance of Party B. When the adjustment is made, the parties shall give their confirmation in writing separately in respect thereof.

3.2 The scope of work and responsibility of Party B, including without limitation, the authorization, scope of work, procedures and methods of work, shall be based on the job description issued by Party A. Party B shall perform his duties in accordance with the rules and regulations of Party A and the requirements of its relevant persons in charge prior to the receipt of his job description.

3.3 Party B shall complete any work assigned by Party A according to the timeframe, quality and quantity required.

4.	Labor Protection, Working Conditions and Protection Against Occupational Disease

4.1 Party A shall provide appropriate working environment for Party B so as to protect his personal safety and health. Party B shall strictly comply with the relevant safe operation procedures.

4.2 All occupational disease hazards and their consequences, protective measures against occupational disease and related welfares involved in the manufacturing activities of Party A have been stipulated in the measures for the administration of labor protection or other internal documents of Party A. Party B shall read all the above-mentioned documents carefully and may have access to them at any time. Upon execution of this Contract, Party A shall be deemed to have fulfilled the obligations of notification regardless whether Party B has read the relevant documents.

4.3 If Party A’s protective measures against occupational disease cannot meet the requirements of the relevant laws and regulations, Party B shall report timely to the relevant departments or labor union of Party A. Party B shall wear or use the labor protection items or facilities provided by Party A as required.

5.	Working Time and Vacation

5.1 Party A shall comply with the working time system as required by the State and Zhejiang Province. The specific arrangement of working time shall be based on the relevant requirements made by Party A with reference to its actual situation of production and business operation. Especially for senior management, management personnel ranking above department manager (inclusive), staff in charge of purchase and sales, as well as special job positions such as drivers and cleaners, Party A may apply to them with flexible working time in accordance with the relevant national requirements.

5.2 Party B shall be entitled to public holidays and other statutory leaves with pay stipulated by the relevant national laws and regulations, such as marriage leave, maternity leave, funeral leave, sick leave, home leave and family-planning leave.

5.3 Paid leave shall be granted in accordance with the relevant national laws, regulations and rules. The minimum period for the paid leave will be one (1) day. If Party B plans to take a paid leave for at least five (5) consecutive days, he shall make an application one (1) month in advance and Party A will arrange the paid leave according to its actual situation. The paid leave cannot be transferred to the next year. Other requirements with regard to paid leave shall be subject to the rules and regulations of Party A.

6.	Overtime Work and Business Trip

6.1 Party A shall encourage its staff members to work efficiently and complete their work within office hours, and shall not recommend nor encourage its staff members to work overtime.

6.2 In the event of working overtime due to work demand, Party B shall work overtime only after he submits an overtime application form and obtains a joint approval from his supervisor and the personnel department in respect thereof. No work shall be deemed as overtime work unless with the joint approval, and the act of working overtime shall be taken as an act of Party B to engage in personal matters after office hours.

6.3 Party A may also arrange Party B to work overtime based on the reasonable requirements of work, and Party B shall make his best effort to comply with such arrangement except for the case of emergency or physical discomfort.

6.4 Party A shall make an overtime payment to or arrange additional rest days for Party B in accordance with the relevant regulations of the PRC or Zhejiang Province, except for those employees with flexible working time.

6.5 Party A may arrange Party B to go for business trips to other places in the country and/or abroad from time to time, and Party B shall make his best effort to comply with such arrangement except for the case of emergency or physical discomfort.

7.	Salary and Social Insurance

7.1 In relation to Party B’s salary, Party A shall adopt:

☐	Monthly salary system: the pre-tax basic salary shall be RMB (refer to “Offer Letter”) per month.

☐	Wage per time and piece of work

☐	Commission

☐	Wage per project

The pre-tax basic salary for the probation period shall be RMB                              (refer to “Offer Letter”) per month.

7.2 The amount of subsidies, allowances (if any), welfare benefits or any currencies or incomes (if any) other than wages received by Party B, as well as the standards and time of payment thereof shall be determined in accordance with the relevant rules and regulations of Party A or confirmed by a written supplemental agreement separately signed by Party A and Party B.

7.3 Party A shall pay the salary of previous month on the twenty-fifth day (25th) of each month. If the salary payment may be delayed due to any emergency, Party A shall notify the same to Party B two (2) working days in advance. Nevertheless, such delay shall not be more than fifteen (15) days.

7.4 Party A shall pay social insurance and undertake the obligations to withhold and pay the individual income tax for Party B in accordance with the relevant national laws and regulations.

7.5 Party A shall adopt a confidential salary system. All information relating to Party B’s salary, including without limitation, its amount and calculation method, shall constitute the confidential information of Party A. Party B shall not disclose in any way such information without the prior written consent of Party A.

7.6 The salary shall in principle be paid by Party A in the following manner: Party A credits the amount by bank transfer to the bank account opened in the name of Party B at the same bank as Party A.

8.	Labor Disciplines

8.1 Party B shall comply with all national laws and regulations, and shall abide by the Employee Manual and all other rules and regulations.

8.2 Party B shall not use any facilities of Party A to have access to or disseminate any information that is in violation of national laws and regulations, corrupts public morals or has any adverse effect on Party A. Party B shall not have access to, transmit, release or disseminate any information nor engage in other activities unrelated to his work during office hours through internet, telephone and other facilities.

8.3 Without the prior written consent of Party A, Party B shall not do any other part-time jobs during his employment with Party A.

8.4 Party A shall have the right to inspect, supervise, guide and examine the performance of labor disciplines by Party B. Party A shall have the right to impose punishment on Party B for any of his material violation of labor disciplines until the termination of his employment relationship with Party A.

8.5 In Party A’s previous cases, any employee who accepts a bribe worth RMB1,000 from customers or suppliers (the “Customers”) will result in Party A suffering an actual loss of at least RMB10,000. Therefore, none of Party B and his close relatives shall, in all events, accept any offer made by the Customers to pay for their entertainment activities, birthday parties, wedding banquets and feasts, nor shall they accept any gifts from the Customers (including without limitation, cash, cards, stocks, precious items or other items with value), nor accept any actual assistance or other preferential treatments from the Customers in connection with his personal affairs, unless permitted by Party A in advance or reported to Party A according to the requirements. In the event of any violation of the above requirements by Party B and his relatives, Party B (once confirmed after investigation) shall be deemed as a material violation of the rules and regulations of the Company, and Party A shall have the right to terminate its employment relationship with Party B without paying any compensation and indemnity.

8.6 Party B specifically undertakes that, during his employment with Party A, he will not directly or indirectly engage in any competing business activities which are similar to the business being or to be conducted by Party A, including but not limited to being employed by a company that is in competition with Party A, engaging in competing consulting or other business activities, or providing Party A’s technical information, parameters and trade secrets to any company that is in competition with Party A. During the employment with Party A, and after resignation or quitting the employment or after termination of this Contract, without the prior written consent of Party A, Party B shall not disclose in any way or use without authorization any non-public information of Party A, including but not limited to any company information, business plans, contracts, letters, purchase prices, costs, sales prices, supplier’s information, Customer’s information, situation of personnel, financial information, proprietary technologies, processes, and workflows relating to Party A and its business, operation, personnel and technology that are known by Party B from Party A or due to his employment with Party A. Non-public confidential information shall include any information which Party A expressly states that it is confidential, or which is regarded as confidential information of Party A based on the reasonable judgment of Party B (Party B shall not disclose or use such information regardless whether he obtains similar information from a third party).

8.7 With regard to the confidential information provided in Article 8.6, without Party A’s prior consent, Party B shall neither reveal such confidential information in oral, written, digital or any other form to any third party, nor unilaterally allow any person having access to or visiting any area or site that Party A may store confidential information. Party B shall not transfer confidential information such as Customer information, technology materials and images via internet. Any carrier that contains or may contain confidential information, including but not limited to materials and equipment, shall not be taken outside the site, nor shall it be otherwise taken outside Party A’s area by way of duplication or others.

8.8 During his employment, Party B shall not engage in any business activities in violation of any laws, regulations or Party A’s rules and policies, including but not limited to the violation of customs administration regulations by concealing or misstating the relevant transaction information. If Party B’s illegal activity incurs liabilities or losses to Party A, Party B shall fully indemnify Party A for such liabilities or losses and shall be deemed to have materially breached the labor disciplines, in relation to which Party A shall be entitled to promptly terminate this labor relationship and hold Party B accountable for its economic and legal liabilities.

8.9 Party A’s products are sold at the level of guidance price. As one of the operation staff, Party B shall have the obligation to seek maximum interests for Party A during the course of business operation. Any passive act or neglect of duty shall be dealt with subject to Party A’s rules and policies. If Party B’s business activities incur any severe damages on the interests of the Company, Party B shall be deemed to have materially breached the labor disciplines, in relation to which Party A shall be entitled to promptly terminate this labor relationship and hold Party B accountable for its economic and legal liabilities.

8.10 Party B, as one of the operation staff, shall adhere to the principle of seeking maximum interests for the Company in the process of purchasing materials, equipment, spare parts or seeking services and exercise its best endeavor to lower the purchase prices of such materials/service in order to get the most competitive price among the comparable products under the same conditions. While Party A fully trusts the work of Party B, it still has the right to review and examine Party B’s work. Any review or examination by another department of Party A of the business and the relevant contracts, quotations and technology materials handled by Party B shall not exempt Party B from any due liabilities and duties in terms of seeking the most favorable prices and shopping for the best products, nor shall such review or examination preclude the applicability of this Article. If the purchase price of the purchased product/service is 10% in excess of the price of a comparable product/service under the same conditions due to Party B’s willful intention, Party B shall be deemed to have committed a serious dereliction of duties and caused serious damages.

9.	Party A may terminate this Contract if Party B has one of the following circumstances:

1. Party B is proved not to satisfy the conditions for employment during the probation period.

2. Party B seriously violates Party A’s labor disciplines or rules and regulations.

3. Party B commits a serious dereliction of duties, engages in malpractices for selfish ends or violates this Contract, which causes damages to Party A.

4. Party B is subject to criminal liability in accordance with law.

5. Party B concurrently has employment relationship with other companies and economic organizations.

6. The resume provided by Party B is materially untrue or has omission of facts, or Party B provides fake certificates or proof for employment relationship.

10.	Party A may terminate this Contract by giving a 30-day prior written notice or paying an additional one-month salary to Party B if Party B has one of the following circumstances:

1. After expiration of the medical treatment period, Party B, as a result of illness or non-work related injury, is unable to perform the duties of his original job or any new job arranged by Party A.

2. Party B is incompetent and remains incompetent after training or adjustment of his position.

3. A significant change arises in the objective circumstances based on which this Contract was concluded, thereby causing this Contract impossible to perform, and no agreement is reached by the parties in respect of the amendment to this Contract after consultation.

11.	This Contract shall be terminated if one of the following circumstances occurs:

1. This Contract is expired and the parties fail to renew it.

2. Party B starts to enjoy basic pension fund insurance according to law.

3. Party B is dead or declared dead or disappeared by a people’s court.

4. Party A is declared bankrupt according to law.

5. Party A is revoked of the business license, ordered close, deregistered or decides an early dissolution.

6. Other circumstances stipulated by laws and administrative rules.

12.	Matters relating to the termination of this Contract

12.1 Party A and Party B may terminate this Contract prior to its expiry after a unanimous agreement is made through consultation.

12.2 Party B may terminate the Employment Contract by giving a 30-day prior written notice to Party A. Party B may terminate the Employment Contract during the probation period by giving a 3-day prior notice to Party A.

12.3 When the employment relationship is terminated, Party B shall be under an obligation to cooperate with Party A to complete the handover of jobs and return of items (including without limitation, business trading records, technical information, financial accounts and the originals, duplicates and photocopies of any other documents) in a timely manner, and shall subsequently complete departure formalities. Party A shall pay to Party B any salary, subsidies and economic compensations in connection with the departure after the above handover is completed. Upon completion of the departure formalities, Party A shall proceed with the formalities in relation to the termination of employment for Party B. If Party B does not complete the departure formalities or fails to collect the notice of termination of employment within certain period of time, it shall bear all legal liabilities arising therefrom.

12.4 If Party A or a third party authorized by it has provided Party B with any training relating to its business or other training and paid the relevant fees and expenses (including without limitation, tuition fees, material expenses, travelling expenses and living subsidies, hereinafter referred to as the “Training Costs”), and Party B is dismissed by Party A due to the circumstances stipulated in Article 9 hereof during the service period as agreed by the parties, or Party B tenders his resignation unilaterally or quits on his own, Party B shall pay to Party A penalty for breach of contract. Should the parties sign a training agreement, such agreement shall prevail.

13.	Works from Employment

The titles to all the research, development, invention and design completed and conceived by Party B during his employment with Party A shall be owned by Party A. Party B shall provide all necessary information and take necessary actions as required by Party A to assist Party A in acquiring and exercising the relevant intellectual property rights.

14.	Labor Dispute Resolution

Any disputes arising between Party A and Party B in connection with the performance of this Contract or the dismissal, removal and discharge of Party B by Party A may be resolved pursuant to the labor dispute resolution procedures, the details of which are as follows:

1. Party A and Party B resolve their dispute by agreement.

2. An application for arbitration shall be made to the labor dispute arbitration commission of the place where Party A is domiciled.

15.	Miscellaneous

15.1 Party B hereby represents and undertakes that:

1. Party B may lawfully execute this Contract and is willing to be bound by and subject to this Contract;

2. Party B has carefully reviewed this Contract and agreed to it.

3. Party B shall fully perform all obligations hereunder and shall not breach any undertakings made by him on a voluntary basis.

15.2 This Contract is executed in two originals and the parties shall each keep one original. Each original shall have equal effect. Any amendment or supplement hereto shall become effective after it is sealed by Party A and signed by Party B.

15.3 The Offer Letter, salary payment notice, employee manual, notices from personnel department and this Contract shall have the same legal effect.

[No text below]

Party A:	ReneSola Zhejiang Ltd. (Company Seal)

Authorized Representative:	Xianshou Li
Position:	Legal Representative

Party B:	(Signature)

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